Exhibit 1(e)
CERTIFICATE OF AMENDMENT
OF
DAILY TAX-EXEMPT MONEY FUND

 1. The name of the Trust has been amended. The new name of the Trust is:

Fidelity Newbury Street Trust

 2. The business address and registered office of the Trust and of the registered agent of the Trust for service of process is:

Delaware Corporation Organizers, Inc.
1201 N. Market Street
Wilmington, DE 19899-1347

 3. The Trust Instrument has been amended. The following Amendment to the Trust Instrument was duly adopted by a majority shareholder vote at a meeting duly called and held on May 9, 1997:

VOTED:   That the Trust Instrument dated June 20, 1991, be and it hereby
is,                                  amended as follows:

That Article VII, Section 7.01 of the Trust Instrument of this Trust shall be amended to read as follows:

ARTICLE VII
SHAREHOLDERS' VOTING POWERS AND MEETINGS
VOTING POWERS
"Section 7.01. On any matter submitted to a vote of the Shareholders, all Shares shall be voted by individual Series, except (i) when required by the 1940 Act, Shares shall be voted in the aggregate and not by individual Series; and (ii) when the Trustees have determined that the matter affects the interests of one or more Series, then the Shareholders of all such Series shall be entitled to vote thereon. The Trustees may also determine that a matter affects only the interests of one or more classes of a Series, in which case any such matters shall be voted on by such class or classes. A Shareholder of each Series shall be entitled to one vote for each dollar of net asset value (number of shares owned times net asset value per share) of such Series, on any matter on which such Shareholder is entitled to vote and each fractional dollar amount shall be entitled to a proportionate fractional vote. There shall be no cumulative voting in the election of Trustees. Shares may be voted in person or by proxy, or in any manner provided for in the Bylaws. A proxy may be given in writing. The Bylaws may provide that proxies may also, or may instead, be given by any electronic or telecommunications device or in any other manner. Notwithstanding anything else herein or in the Bylaws, in the event a proposal by anyone other than the officers or Trustees of the Trust is submitted to a vote of the Shareholders of one or more Series or of the Trust, or in the event of any proxy contest or proxy solicitation or proposal in opposition to any proposal by the officers or Trustees of the Trust, Shares may be voted only in person or by written proxy. Until Shares are issued, the Trustees may exercise all rights of Shareholders and may take any action required or permitted by law, this Trust Instrument or any Bylaws of the Trust to be taken by Shareholders."
 4. The foregoing Amendment to the Trust Instrument will become effective May 30, 1997.
 5. Notice is hereby given that the Trust is a series Trust. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets of such series only and not against the assets of the Trust generally.